Exhibit 99.1

Sinovac Initiates Clinical Trials for Inactivated Hepatitis A Vaccine in Ukraine
Monday September 15, 8:00 am ET

BEIJING, Sept. 15 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced the initiation of clinical trials in Ukraine for its inactivated hepatitis A vaccine, Healive, in September, 2008. The trials are being conducted by Biolik Biopharmaceutical Company, a vaccine manufacturer located in Kharkov, Ukraine to seek regulatory approval in the Country. Biolik will also market and distribute Healive in Ukraine, which has an estimated market opportunity of up to $10 million.

The clinical trials are expected to enroll approximately 300 adults and 200 children with dosing and follow-up occurring over a six month period. The Companies anticipate that it will take approximately nine to twelve months to complete the trial and receive regulatory approval.

Mr. Weidong Yin, Chairman, President and CEO, commented, "As a developer of world-class vaccines, our strategy has been to provide high quality vaccines to people around the world. Sinovac is continuing to pursue strategic distribution partnerships that enable us to enter attractive markets outside of China by leveraging our GMP-certified manufacturing capabilities, which are capable of providing low cost, highly scalable production. We look forward to seeing the Ukrainian market contribute to our sales growth."

About Biolik

"Biolik" is well known in Ukraine and ex-USSR as the manufacturer of many immunobiological and medicinal products. Its products are delivered to all regions of Ukraine, Russia and countries of the Commonwealth of Independent States. Biolik constantly focuses on the modernization of manufacturing and improvement of technological schemes. Industrial shops and sites that meet international standards are commissioned annually. Today, Biolik is the only enterprise in Ukraine that manufactures vaccines for prophylaxis of diphtheria, tetanus and pertussis. Additional information about Biolik is available on its website, http://www.biolik.com.ua ..

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com